United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 17, 2011
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

On May 19, 2011, we filed a current report on Form 8-K disclosing the results of the voting at MGE Energy, Inc.'s annual meeting of stockholders held on May 17, 2011. The purpose of this Amendment is to disclose our decision, in light of that voting, as to how frequently MGE Energy will include in its proxy materials a non-binding advisory stockholder vote on the compensation of our executive officers.

Item 5.07. Submission of Matters to a Vote of Security Holders.

As previously reported, the frequency of three years received the greatest number of votes in response to the question as to how frequently MGE Energy should include in its proxy materials a non-binding advisory stockholder vote on the compensation of our executive officers as reported in those proxy materials. Based upon those results, which followed the MGE Energy Board's recommendation, the Board has determined that MGE Energy should schedule the non-binding advisory stockholder vote on executive compensation every three years until the next required stockholder advisory vote on the frequency of stockholder advisory votes on executive compensation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: August 25, 2011

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer